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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 1 6 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
01

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

BEST AVAILABLE COPY

SEC FILE NUMBER
8-66145

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arete Research LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27 St. John's Lane
(No. and Street)

London (City) United Kingdom (State) EC1M 4BU (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Harriet Tory 44 7974 322 562
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLP
(Name – *if individual, state last, first, middle name*)

1001 Brickell Bay Drive, 9th Floor (Address) Miami, (City) Florida (State) 33131 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

5/18

OATH OR AFFIRMATION

I, Harriet Tory, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arete Research Services, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, ~~except as follows:~~

Signature

Title

Notary Public London, England
Notary Public (Nicholas A. Thompson)
28th April 2005

My Commission expires at Death



Saville & Co.
Notaries Public
Princes House, 95 Gresham Street
London EC2V 7NA
Telephone: +44 (0)20 7920 0000
Fax: +44(0)20 7920 0088

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ARETE RESEARCH, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2004

ARETE RESEARCH, LLC

CONTENTS:

MORRISON, BROWN, ARGIZ & FARRA, LLP

Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Member
Arete Research, LLC

We have audited the accompanying statement of financial condition of Arete Research, LLC (the "Company") as of December 31, 2004, and the related statements of operations, changes in members' equity (deficit), and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arete Research, LLC at December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
March 29, 2005

www.mbafcpa.com

1001 Brickell Bay Drive, 9th floor
Miami, Florida 33131
Tel: 305-373-5500 Fax: 305-373-0056

301 East Las Olas Blvd., 5th floor
Ft. Lauderdale, Florida 33301
Tel: 954-760-9000 Fax: 954-760-4465

1113 Spruce Street, Suite 502
Boulder, Colorado 80302
Tel: 303-381-2550 Fax: 303-381-2551

ARETE RESEARCH, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CURRENT ASSETS	
Cash	$ 24,709
Due from member	12,193
Prepaid expenses	90
	$ 36,992

LIABILITIES AND MEMBER'S EQUITY

ACCRUED EXPENSES	$ 21,245
COMMITMENTS AND CONTINGENCIES	
MEMBER'S EQUITY	15,747
	$ 36,992

The accompanying notes are an integral part of these financial statements.

ARETE RESEARCH, LLC

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004 AND FOR THE PERIOD
FROM JUNE 20, 2003 (DATE OF INCEPTION) TO APRIL 29, 2004

	2004	From June 20, 2003 (Date of Inception) to April 29, 2004
COMMISSION INCOME	$ 50,000	$ -
EXPENSES		
Bank service charges	1,627	-
Professional fees	38,145	53,656
Regulatory expenses	7,308	-
	47,080	53,656
NET INCOME (LOSS)	$ 2,920	$ (53,656)

The accompanying notes are an integral part of these financial statements.

ARETE RESEARCH, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY (DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2004 AND FOR THE PERIOD
FROM JUNE 20, 2003 (DATE OF INCEPTION) TO APRIL 29, 2004

	Paid-In Capital	Member's (Deficit) Equity	Total
Balances - June 20, 2003	$ -	$ -	$ -
Member contributions	36,483	-	36,483
Net loss accumulated during the development stage	-	(53,656) *	(53,656)
Balances - December 31, 2003	36,483	(53,656)	(17,173)
Member contributions	30,000	-	30,000
Balances - April 29, 2004	66,483	(53,656)	12,827
Net income	-	2,920	2,920
Balances - December 31, 2004	$ 66,483	$ (50,736)	$ 15,747

* Represents deficit accumulated during the development stage.

The accompanying notes are an integral part of these financial statements.

ARETE RESEARCH, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004 AND FOR THE PERIOD
FROM JUNE 20, 2003 (DATE OF INCEPTION) TO APRIL 29, 2004

	2004	From June 20, 2003 (Date of Inception) to April 29, 2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 2,920	$ (53,656)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Due from member	(12,193)	-
Prepaid expenses	(90)	-
Accrued expenses	(13,381)	34,626
TOTAL ADJUSTMENTS	(25,664)	34,626
NET CASH USED IN OPERATING ACTIVITIES	(22,744)	(19,030)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Due to member	(13,773)	13,773
Contributions from member	-	66,483
NET CASH PROVIDED BY FINANCING ACTIVITIES	(13,773)	80,256
NET (DECREASE) INCREASE IN CASH	(36,517)	61,226
CASH - BEGINNING OF PERIOD	61,226	-
CASH - END OF PERIOD	$ 24,709	$ 61,226

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1. ORGANIZATION

Arete Research, LLC (the "Company") is a Delaware limited liability company based in London, England. The Company was formed on June 20, 2003 and, for the purposes of presenting its financial statements as of December 31, 2003, the Company was reported as a development stage company. The Company was organized to operate as a registered broker/dealer in securities in the United States and provides research services on technology companies to fund managers in the U.S. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and the National Association of Securities Dealers, Inc. ("NASD").

The Company is the wholly-owned subsidiary of Arete Research Services, LLP (a limited liability partnership). Operations during the development stage entail expenditures for professional fees incurred in the creation of the Company and the application process for licensure as a broker and dealer in securities. The Company was a development stage company until approval of its registration with the SEC and NASD on April 29, 2004.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers investments with an original maturity of three months or less to be cash equivalents.

Investments and Recognition of Commission Income and Expenses

Commission income and related clearing expenses are recorded in the accounts on a trade date basis.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

Income Taxes

Because the Company is considered a disregarded tax entity and is a single member LLC, it has no domestic tax filing requirements. The Company's parent (the "member"), a foreign LLP, will report the Company's loss in a domestic tax return. Therefore, no tax provision or benefit is included in the accompanying statement of operations.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

The financial statements include only those assets, liabilities, and results of operations relating to the business of Arete Research, LLC. The statements do not include any assets, liabilities, revenues or expenses attributable to the member's individual activities.

As stipulated in the Limited Liability Company Agreement, the Company should have a perpetual existence until it is dissolved and its affairs are wound up.

As a limited liability company, each member's liability is limited to amounts reflected in their respective member account.

Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that might affect certain reported amounts and disclosure in the financial statements and accompanying notes during the reporting period. Accordingly, actual results could differ from those estimates.

NOTE 3. NET CAPITAL REQUIREMENT

The Company obtained licensure from the SEC and NASD to operate as a registered broker/dealer in securities in April 2004. As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to or greater than $5,000, or a ratio of "Aggregate Indebtedness", as defined, to net capital not to exceed 15 to 1. As of December 31, 2004, the Company had a net capital deficiency of $1,536 and was not in compliance with the net capital requirement. In January 2005, the Company's member repaid the balance receivable which brought the Company into compliance with the net capital requirement as of January 31, 2005.

NOTE 4. RELATED PARTY TRANSACTIONS

The Company is a party to an Allocation Agreement and Sublease with its member effective November 25, 2003. The agreement specifies that the shared expenses are waived by the member until further notice.

The Company's member advanced monies to the Company for registration expenses with regulators. The balance due the member as of December 31, 2004 was $13,773 and is shown net against the balance due from the member as of December 31, 2004 on the accompanying statement of financial position.

NOTE 5. SUBSEQUENT EVENT

As of March 29, 2005, pending it's discussions with the NASD, the Company intends to file for dormant status in 2005 since clients who had initially indicated they would prefer obtaining services from a U.S.-based company are now working directly with the Company's member.

ACCOMPANYING INFORMATION

ARETE RESEARCH, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER UNIFORM NET CAPITAL RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2004

CREDITS	
Members' equity	$ 15,747
TOTAL CREDITS	15,747
DEBITS	
Due from member	12,193
Prepaid expenses	90
TOTAL DEBITS	12,283
NET CAPITAL	3,464
MINIMUM NET CAPITAL REQUIREMENT	5,000
NET CAPITAL DEFICIENCY	$ (1,536)
Excess Net Capital @ 1,000%	$ N/A
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	N/A
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Accrued expenses	$ 21,245
	$ 21,245

ARETE RESEARCH, LLC

SCHEDULE II

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER UNIFORM NET CAPITAL RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17a-5, PART IIA FILING AS OF DECEMBER 31, 2004

NET CAPITAL PER COMPUTATION, ON PAGE 10	$	3,464
Audit adjustments for accrued expenses		21,146
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17a-5, PART IIA FILING	$	24,610

SCHEDULE III

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2004

Arete Research, LLC is exempt from Rule 15c3-3 under (k)(2)(ii) because all customer transactions are cleared through other broker-dealers on a fully disclosed basis. During the year, the Company did not hold customers' funds or securities.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

REQUIRED BY RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

MORRISON, BROWN, ARGIZ & FARRA, LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
Arete Research, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Arete Research, LLC (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles.

www.mbafcpa.com

1001 Brickell Bay Drive, 9th floor
Miami, Florida 33131
Tel: 305-373-5500 Fax: 305-373-0056

301 East Las Olas Blvd., 5th floor
Ft. Lauderdale, Florida 33301
Tel: 954-760-9000 Fax: 954-760-4465

1113 Spruce Street, Suite 502
Boulder, Colorado 80302
Tel: 303-381-2550 Fax: 303-381-2551

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the accounting system and its operation we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing and extent of procedures to be performed in our audit of the financial statements of Arete Research, LLC, for the year ended December 31, 2004 and this report does not effect our report dated thereon dated March 29, 2005.

> The Company did not record certain accruals related to the Company's operations for 2004. As a result of our audit, accrual adjustments were made to properly report commission revenues, audit fees and other miscellaneous expenses. As a result, the Company was in violation of the minimum net capital requirement under Rule 15c3-1 at December 31, 2004.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives, except as noted above.

This report is intended solely for the information and use of the Member, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
March 29, 2005